UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2024

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announces Preliminary Results for the Six-Months Ended June 30, 2024

On July 26, 2024, Legend Biotech Corporation (“Legend Biotech”) issued a press release regarding its preliminary, unaudited financial results for the six-months ended June 30, 2024. The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K, including Exhibit 99.1 (other than the information included under “About Legend Biotech”), is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-257625, and 333-272222) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to Legend Biotech’s preliminary and unaudited expected financial results for the period ended June 30, 2024. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Legend Biotech’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to Legend Biotech’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; as well as the other factors discussed in the “Risk Factors” section of the Legend Biotech’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2024. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated July 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: July 26, 2024	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer